



Golub Capital BDC, Inc. Investor Presentation

Quarter Ended December 31, 2012

www.golubcapitalbdc.com

Disclaimer

Some of the statements in this presentation constitute forward-looking statements, which relate to future events or our future performance or financial condition. The forward-looking statements contained in this presentation involve risks and uncertainties, including statements as to: our future operating results; our business prospects and the prospects of our portfolio companies; the effect of investments that we expect to make; our contractual arrangements and relationships with third parties; actual and potential conflicts of interest with GC Advisors LLC ("GC Advisors"), our investment adviser, and other affiliates of Golub Capital Incorporated and Golub Capital LLC (collectively, "Golub Capital"); the dependence of our future success on the general economy and its effect on the industries in which we invest; the ability of our portfolio companies to achieve their objectives; the use of borrowed money to finance a portion of our investments; the adequacy of our financing sources and working capital; the timing of cash flows, if any, from the operations of our portfolio companies; the ability of GC Advisors to locate suitable investments for us and to monitor and administer our investments; the ability of GC Advisors or its affiliates to attract and retain highly talented professionals; our ability to qualify and maintain our qualification as a regulated investment company and as a business development company; the impact on our business of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations issued thereunder; and the effect of changes to tax legislation and our tax position.

Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words "may," "might," "will," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "anticipate," "predict," "potential," "plan" or similar words.

We have based the forward-looking statements included in this presentation on information available to us on the date of this presentation, and we assume no obligation to update any such forward-looking statements. Actual results could differ materially from those implied or expressed in our forward-looking statements for any reason, and future results could differ materially from historical performance. Although we undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that we may make directly to you or through reports that we have filed or in the future may file with the Securities and Exchange Commission ("SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

This presentation contains statistics and other data that have been obtained from or compiled from information made available by third-party service providers. We have not independently verified such statistics or data.

Summary of Quarterly Results

First Fiscal Quarter 2013 Highlights

Net investment income for the quarter ended December 31, 2012 was $9.6 million, or $0.34 per share, as compared to $7.8[1] million, or $0.30[1] per share, for the quarter ended September 30, 2012.

Net increase in net assets resulting from operations for the quarter ended December 31, 2012 was $9.3 million, or $0.33 per share, as compared to $8.7 million, or $0.34 per share, for the quarter ended September 30, 2012.

New middle-market investment commitments in the amount of $262.2 million were made for the quarter ended December 31, 2012. Approximately 22.2% of the new investment commitments were senior secured loans, 61.4% were one stop loans, 15.0% were second lien loans and 1.4% were equity securities. Of the new investment commitments, $221.6 million funded at close. Overall, total investments in portfolio companies at fair value increased by approximately $95.4 million during the three months ended December 31, 2012 after factoring in debt repayments and sales of securities.

Our wholly owned subsidiary, GC SBIC V, L.P., received approval for a license from the Small Business Administration ("SBA") to operate as a small business investment company ("SBIC").

We amended our revolving credit facility, which, among other things, increased the size of the revolving credit facility from $75 million to $150 million and extended the stated maturity date to October 20, 2017.

1. Net investment income, including net spread payments of $0.1 million from the total return swap ("TRS"), was $0.31 per share for the quarter ended September 30, 2012. As a supplement to generally accepted accounting principles ("GAAP"), the Company has provided this non-GAAP performance result for the three months ended September 30, 2012. The TRS was terminated and no income from the TRS was received in the three months ended December 31, 2012. The Company believes that this non-GAAP financial measure is useful because it is inclusive of net spread payments received on the underlying loans in the TRS which was a recurring source of revenue and liquidity to pay dividends to investors. Although this non-GAAP financial measure is intended to enhance investor's understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP. Refer to slide 2 for a reconciliation to the nearest GAAP measure, earnings per share.

Financial Highlights

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Net investment income per share	$ 0.34	$ 0.30	$ 0.26	$ 0.29	$ 0.29
Net spread payments from the TRS[1]	N/A	0.01	0.04	0.04	0.03
Net investment income per share + TRS[1]	0.34	0.31	0.30	0.33	0.32
Net realized/unrealized gain (loss) per share	(0.01)	0.03	(0.05)	0.19	(0.01)
Earnings per share	0.33	0.34	0.21	0.48	0.28
Net asset value per share	14.66	14.60	14.58	14.69	14.53
Distributions paid per share	0.32	0.32	0.32	0.32	0.32

	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Total Fair Value of Investments (000s)	$ 768,342	$ 672,910	$ 636,632	$ 613,797	$ 562,046
Number of Portfolio Investments	129	121	116	109	105
Average Investment Size (000s)	$ 5,956	$ 5,561	$ 5,488	$ 5,631	$ 5,353
Fair Value as a Percentage of Principal (Loans)	98.4%	98.5%	98.5%	98.5%	97.7%

1. As a supplement to generally accepted accounting principles ("GAAP"), the Company has provided this non-GAAP performance result. The Company believes that this non-GAAP financial measure is useful because it is inclusive of net spread payments received on the underlying loans in the TRS which was a recurring source of revenue and liquidity to pay dividends to investors. Although this non-GAAP financial measure is intended to enhance investor's understanding of the Company's business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP.

Summary of Portfolio Highlights

Originations and Net Funds Growth

New commitments totaled $262.2 million for the quarter ended December 31, 2012.

Net growth in investments in securities, at fair value, for the quarter ended December 31, 2012 was $95.4 million, a 14.2% increase from September 30, 2012.

Select Portfolio Funds Roll Data (in millions)	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
New Investment Commitments	$ 262.2	$ 113.4	$ 52.4	$ 98.4	$ 164.1
Exits (includes full & partial payoffs) of Investments	145.8	70.9	34.1	43.6	42.9
Net Funds Growth[1]	95.4	36.3	22.8	57.1	102.2

Asset Mix of the Investment Portfolio	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Senior Secured	33%	41%	41%	37%	37%
One Stop	47%	39%	37%	41%	41%
Second Lien	11%	7%	7%	7%	7%
Subordinated Debt	6%	10%	12%	12%	13%
Equity	3%	3%	3%	3%	2%

1. Net funds growth includes the impact of new investments and exits of investments as noted in the table above, as well as other variables such as net fundings on revolvers, net change in unamortized fees, net change in unrealized gains (losses), etc.

Quarterly Statements of Financial Condition

	As of				
(Dollar amounts in thousands, except per share data)	**December 31, 2012** (unaudited)	**September 30, 2012** (audited)	**June 30, 2012** (unaudited)	**March 31, 2012** (unaudited)	**December 31, 2011** (unaudited)
Assets					
Investments in securities, at fair value	$ 768,342	$ 672,910	$ 636,632	$ 613,797	$ 562,046
Cash and cash equivalents	21,420	13,891	18,070	30,121	25,447
Restricted cash and cash equivalents	39,226	37,036	45,059	42,525	14,455
Receivable for investments sold	–	–	–	–	1,449
Cash collateral on deposit with custodian	–	–	1,287	20,809	21,040
Other assets	10,015	10,259	10,474	12,027	9,593
Total Assets	$ 839,003	$ 734,096	$ 711,522	$ 719,279	$ 634,031
Liabilities					
Debt	$ 400,450	$ 352,300	$ 329,800	$ 331,700	$ 311,900
Interest payable	2,473	1,391	2,269	1,310	1,789
Management and incentive fee payable	4,782	4,203	4,070	3,464	2,722
Payable for investments purchased	10,456	–	–	5,010	–
Other liabilities	1,452	1,073	1,172	1,070	1,460
Total Liabilities	419,613	358,967	337,311	342,554	317,871
Total Net Assets	419,390	375,129	374,211	376,725	316,160
Total Liabilities and Net Assets	$ 839,003	$ 734,096	$ 711,522	$ 719,279	$ 634,031
Net Asset Value per Share	$ 14.66	$ 14.60	$ 14.58	$ 14.69	$ 14.53
Debt to Equity	0.95x	0.94x	0.88x	0.88x	0.99x
Asset Coverage[1]	257.4%	263.2%	282.1%	235.3%	208.3%

1. On September 13, 2011, we received exemptive relief from the SEC to permit us to exclude the debt of our small business investment company ("SBIC") subsidiary from our 200% asset coverage test. As such, the asset coverage ratio excludes the debentures from the SBIC. For purposes of compliance with the asset coverage ratio test, the Company agreed with the staff of the SEC to treat the outstanding notional amount of the TRS, less the initial amount of any cash collateral required to be posted by us under the TRS, as a senior security for the life of that instrument. The TRS was terminated in April 2012. As such, only the March 31, 2012 and December 31, 2011 asset coverage ratios were affected.

Quarterly Operating Results

(Dollar amounts in thousands, except share and per share data)		For the three months ended								
		December 31, 2012 (unaudited)		September 30, 2012 (unaudited)		June 30, 2012 (unaudited)		March 31, 2012 (unaudited)		December 31, 2011 (unaudited)
Investment Income										
Interest income	$	18,327	$	16,219	$	14,811	$	14,352	$	12,100
Dividend income		267		–		–		–		377
Total Investment Income		18,594		16,219		14,811		14,352		12,477
Expenses										
Interest and other debt financing expenses		2,995		2,970		2,565		2,580		2,366
Base management fee		2,468		2,308		2,220		2,093		1,874
Incentive fee		2,394		1,967		1,917		1,434		909
Other operating expenses		1,159		1,183		1,131		1,180		987
Total Expenses		9,016		8,428		8,133		7,287		6,135
Net Investment Income		9,578		7,791		6,678		7,065		6,342
Net Gain (Loss) on Investments										
Net realized gain (loss) on investments and derivative instruments		94		(585)		1,158		(2,093)		(1,851)
Net unrealized appreciation (depreciation) on investments and derivative instruments		(353)		1,539		(2,443)		6,459		1,700
Net Gain (Loss) on Investments		(259)		954		(1,285)		4,366		(151)
Net Increase in Net Assets Resulting from Operations	$	9,319	$	8,745	$	5,393	$	11,431	$	6,191
Per Share										
Earnings Per Share	$	0.33	$	0.34	$	0.21	$	0.48	$	0.28
Net Investment Income	$	0.34	$	0.30	$	0.26	$	0.29	$	0.29
Distributions Paid	$	0.32	$	0.32	$	0.32	$	0.32	$	0.32
Weighted average common shares outstanding		27,933,613		25,663,827		25,639,680		24,059,623		21,734,720
Common shares outstanding at end of period		28,605,336		25,688,101		25,663,009		25,639,371		21,758,955

Portfolio Highlights – Asset Mix

New Investment Commitments



End of Period Investments



Portfolio Highlights – Debt Investment Spread Analysis



1. Total yield on investments is calculated as (a) the actual amount earned on such investments, including interest income and amortization of fees and discounts, divided by (b) the daily average of total earning investments at fair value.
2. Interest income yield is calculated as (a) the actual amount earned on such investments, including interest income but excluding amortization of fees and discounts, divided by (b) the daily average of total investments at fair value.
3. The weighted average cost of debt is calculated as (a) the actual amount incurred on such debt obligations divided by (b) the daily average of total debt obligations.
4. The weighted average investment spread is calculated as (a) the total yield on investments less (b) the weighted average cost of debt.

Portfolio Highlights – Selected Information

Portfolio Rotation – Debt Investments	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Weighted average interest rate of new investments[1,2,3]	8.3%	8.0%	8.2%	8.9%	9.7%
Weighted average interest rate on investments that were sold or paid-off	8.2%	8.2%	6.7%	7.4%	7.5%
Weighted average spread over LIBOR of new floating rate investments[2,3]	6.9%	6.8%	6.7%	7.0%	7.3%
Weighted average interest rate of new fixed rate investments	N/A	N/A	8.0%	13.0%	14.2%
Weighted average fees on new investments	1.8%	2.2%	1.7%	1.7%	2.1%

Portfolio Composition – Floating vs. Fixed Investments	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Percentage of fixed rate investments	6.9%	9.9%	11.8%	12.1%	13.0%
Percentage of floating rate investments	89.9%	86.9%	85.4%	85.0%	84.5%
Percentage of equity investments	3.2%	3.2%	2.8%	2.9%	2.5%

Non-Accrual – Debt Investments	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Non-accrual investments at amortized cost (000s)	$ 8,149	$ 8,910	$ 9,666	$ 7,328	$ 11,416
Non-accrual investments / Total portfolio at amortized cost	1.1%	1.3%	1.5%	1.2%	2.0%
Non-accrual investments at fair value (000s)	$ 2,493	$ 3,222	$ 4,243	$ 2,801	$ 5,442
Non-accrual investments / Total portfolio at fair value	0.3%	0.5%	0.7%	0.5%	1.0%

1. Weighted average interest rate on new investments is based on the contractual interest rate at the time of funding. For variable rate loans, the contractual rate is calculated using current LIBOR, the spread over LIBOR and the impact of any LIBOR floor. For fixed rate loans, the contract rate is the stated fixed rate.
2. For the three months ended June 30, 2012, we have excluded $20.4 million of broadly syndicated loans held for short term investment purposes. These loans had a weighted average interest rate of 2.6% and a weighted average spread over LIBOR of 2.2%. Had we included the broadly syndicated loans in these rates, our weighted average interest rate of new investments would have been 5.9% and our weighted average spread over LIBOR would have been 4.8%.
3. For the three months ended June 30, 2011, we have excluded $22.0 million of broadly syndicated loans held for short term investment purposes. These loans had a weighted average interest rate of 3.9% and a weighted average spread over LIBOR of 3.3%. Had we included the broadly syndicated loans in these rates, our weighted average interest rate of new investments would have been 7.8% and our weighted average spread over LIBOR would have been 5.3%.

Credit Quality

Credit Quality – Investment Portfolio

Fundamental credit quality remains strong with non-earning assets as a percentage of total investments at fair value improving from 0.5% at September 30, 2012 to 0.3% at December 31, 2012.

Performance ratings on the investment portfolio have remained stable for the past several quarters and over 90.0% of the investments in our portfolio had a risk rating of 4 or higher as of December 31, 2012.

The fair value of debt investments as a percentage of principal amount remained stable at 98.4% for the period ended December 31, 2012.

Portfolio Highlights – Portfolio Ratings

Strong Portfolio Risk Ratings

Investment Performance Rating	December 31, 2012 Investments at Fair Value (in thousands)	% of Total Portfolio	September 30, 2012 Investments at Fair Value (in thousands)	% of Total Portfolio	June 30, 2012 Investments at Fair Value (in thousands)	% of Total Portfolio
5	$ 107,548	14.0%	$ 145,414	21.6%	$ 138,479	21.7%
4	$ 612,624	79.7%	$ 468,182	69.6%	$ 437,319	68.7%
3	$ 43,924	5.7%	$ 55,149	8.2%	$ 56,168	8.8%
2	$ 2,047	0.3%	$ 340	0.1%	$ 341	0.1%
1	$ 2,199	0.3%	$ 3,825	0.5%	$ 4,325	0.7%
Total	$ 768,342	100.0%	$ 672,910	100.0%	$ 636,632	100.0%

Risk Ratings Definition

Rating	Definition
5	Borrower is performing above expectations
4	Borrower is generally performing as expected and the risk factors are neutral to favorable
3	Borrower may be out of compliance with debt covenants; however, loan payments are generally not past due
2	Borrower is performing materially below expectations and the loan's risk has increased materially since origination
1	Borrower is performing substantially below expectations and the loan's risk has substantially increased since origination

Common Stock and Distribution Information

Common Stock Data

Fiscal Year Ended September 30, 2012	High	Low	End of Period
First Quarter	$16.00	$14.16	$15.50
Second Quarter	$15.95	$14.57	$15.27
Third Quarter	$15.18	$14.25	$15.09
Fourth Quarter	$16.00	$15.05	$15.90

Fiscal Year Ended September 30, 2013	High	Low	End of Period
First Quarter	$16.00	$14.16	$15.50

Distribution Data

Date Declared	Record Date	Payment Date	Amount Per Share	Total Amount (in thousands)
February 8, 2011	March 18, 2011	March 30, 2011	$0.32	$5,676
May 3, 2011	June 17, 2011	June 29, 2011	$0.32	$6,947
August 4, 2011	September 19, 2011	September 28, 2011	$0.32	$6,955
December 7, 2011	December 19, 2011	December 29, 2011	$0.32	$6,955
February 2, 2012	March 16, 2012	March 29, 2012	$0.32	$8,083
May 1, 2012	June 15, 2012	June 29, 2012	$0.32	$8,205
August 2, 2012	September 13, 2012	September 27, 2012	$0.32	$8,212
November 27, 2012	December 14, 2012	December 28, 2012	$0.32	$9,146
February 5, 2013	March 14, 2013	March 28, 2013	$0.32	$10,594

Liquidity and Investment Capacity

Cash and Cash Equivalents

Unrestricted cash totaled $21.4 million as of December 31, 2012.

Restricted cash totaled $39.2 million as of December 31, 2012. Restricted cash was held in our securitization vehicle, SBIC subsidiaries and our revolving credit facility and is available for new investments that qualify for acquisition by these entities.

Senior Secured Revolving Credit Facility

The revolving credit facility was amended effective October 21, 2012 to extend the reinvestment period through October 21, 2013 and extend the maturity date to October 20, 2017. On December 13, 2012, the revolving credit facility was amended to increase the size from $75.0 million to $150.0 million.

As of December 31, 2012, subject to leverage and borrowing base restrictions, we had approximately $58.5 million available for additional borrowings on our revolving credit facility.

SBIC Financing

As of December 31, 2012, we had $15.0 million in approved and available debentures through our wholly-owned subsidiary, GC SBIC IV, L.P. The commitment may be drawn upon subject to customary Small Business Association ("SBA") approval procedures. After this commitment is fully drawn, GC SBIC IV, L.P. will have $150.0 million in debentures outstanding which is the current regulatory limit for an SBIC licensed entity.

Liquidity and Investment Capacity

SBIC Financing (continued)

On December 5, 2012, our wholly owned subsidiary, GC SBIC V, L.P., received approval for a license from the SBA to operate as an SBIC. This is the second SBIC license granted to the Company through its SBIC subsidiaries. This second SBIC license will provide the Company with up to an additional $75.0 million of attractive long-term debt capital based on current regulatory limits.

On January 4, 2013, GC SBIC V, L.P. received a $37.5 million debenture capital commitment from the SBA. The commitment may be drawn upon subject to customary regulatory requirements including, but not limited to, an examination by the SBA.

Public Offerings

On October 16, 2012, we priced a public offering of 2,600,000 shares of our common stock at a public offering price of $15.58 per share, raising approximately $40.5 million in gross proceeds. Wells Fargo Securities, LLC and UBS Securities LLC acted as joint book-running managers for the offering. On October 19, 2012, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $39.4 million were received. On November 14, 2012, we sold an additional 294,120 shares pursuant to the underwriters' partial exercise of the over-allotment option and we received net proceeds, before expenses, of $4.4 million.

On January 15, 2013, we priced a public offering of 4,500,000 shares of its common stock at a public offering price of $15.87 per share, raising approximately $71.4 million in gross proceeds. Wells Fargo Securities, Morgan Stanley and UBS Investment Bank acted as joint book-running managers for the offering. The co-managers were RBC Capital Markets and Stifel Nicolaus Weisel. On January 18, 2013, the transaction closed, the shares were issued, and proceeds, net of offering costs but before expenses, of $69.1 million were received. We have also granted the underwriters an option to purchase up to an additional 675,000 shares of common stock to cover over-allotments, if any.

Other Matters

A trust organized by Golub Capital for the purpose of awarding incentive compensation purchased an aggregate of $3.0 million of shares in our October 2012 offering and $1.0 million of shares in our January 2013 offering at the respective public offering prices.